Switchback Energy Acquisition Corporation

5949 Sherry Lane, Suite 1010

Dallas, TX 75225

December 28, 2020

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Switchback Energy Acquisition Corporation

Amendment No. 2 to

Registration Statement on Form S-4
Filed December 15, 2020
File No. 333-249549

Ladies and Gentlemen:

Set forth below are the responses of Switchback Energy Acquisition Corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2020, with respect to the Amendment No. 2 to Registration Statement on Form S-4, File No. 333-249549, filed with the Commission on December 15, 2020 (the “Second Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Third Amended Registration Statement unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Third Amended Registration Statement.

Amendment No. 2 to Form S-4 Filed December 15, 2020

Unaudited Pro Forma condensed Combined Financial Information, page 80

1. We note from the cover page that you have increased the registered shares from 245 million to 250 million and that the additional shares are attributable to an increase in the rate of option and warrant exercises by holders of options and warrants of ChargePoint, Inc. during the time between the filing of the Initial Registration Statement and the filing of this Amendment No. 2. As we note no changes reflected in the pro forma statements to the shares issued to ChargePoint shareholders in the merger, please clearly explain to us (i) the reasons for the increase in registered shares, and (ii) your conclusion that the increase would not result in any corresponding changes to the pro forma financial statements and any other financial data included in the filing.

RESPONSE: The Company respectfully advises the Staff that, in connection with its initial filing of the Registration Statement (the “Initial Registration Statement”), the Company consulted with ChargePoint’s management and advisors to determine the approximate number of shares of Class A Common Stock that it would be required pursuant the Business Combination Agreement to issue to holders of the ChargePoint Options and ChargePoint Warrants who elect to exercise such options or warrants during the period between filing of the Initial Registration Statement and Closing (“Interim Exercising Holders”). As such, in addition to including shares of Class A Common Stock issuable to the Historical Rollover Stockholders and the Earnout Shares on the Initial Registration Statement, the Company also included 6,229,680 shares of Class A Common Stock, which the Company and ChargePoint agreed was a reasonable estimate of the maximum number of shares that would be issuable to any Interim Exercising Holders.

Securities and Exchange Commission

December 28, 2020

However, during the period between the filing of the Initial Registration Statement and the Second Amended Registration Statement, ChargePoint informed the Company that there had been an increase in the anticipated exercise rate by the Interim Exercising Holders and the total was nearing the parties’ previous estimate of 6,229,680. Accordingly, in order to ensure the number of shares of Class A Common Stock registered on the Registration Statement are sufficient to accommodate continued exercises of ChargePoint Options and ChargePoint Warrants, the Company increased the number of shares to be registered by 5,000,000 to an aggregate amount of 250,000,000 shares of Class A Common Stock.

With respect to the portion of the Staff’s comment regarding corresponding changes to the pro forma financial statements and any other financial data included in the filing, the Company respectfully advises the Staff that it has revised the disclosure on pages 38, 83, 84, 85, 86, 87, 91 and 93 of the Third Amended Registration Statement in response to the Staff’s comment.

Certain U.S. Federal Income Tax Considerations, page 141

2. We note your response to comment 1. Please revise your prospectus disclosure to provide a firm conclusion regarding treatment of the transaction under Section 368(a) and remove language on page 147 stating that it is intended that certain material tax consequences will apply. Please remove disclosure that the discussion is “for information purposes only” and the section headers which indicate that the opinion only covers “certain” tax considerations. Similarly, please revise the disclosure indicating the discussion does not purport to be a “complete analysis.” Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that, Weil, Gotshal & Manges LLP, tax counsel to ChargePoint, has provided a tax opinion, and the Company has revised the disclosure on pages 142, 147, 148 and 149. Additionally, the Company has (a) removed the language on page 147 stating that it is intended that certain material tax consequences will apply, (b) removed the disclosure on page 143 that the discussion is “for information purposes only,” (c) removed the section headers which indicate that the opinion only covers “certain” tax considerations and (d) removed the disclosure on pages 142 and 147 indicating the discussion does not purport to be a “complete analysis.”

* * * * *

Securities and Exchange Commission

December 28, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

Switchback Energy Acquisition Corporation

By:	/s/ Jim Mutrie
Name:	Jim Mutrie
Title:	Chief Commercial Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

Rex S. Jackson, ChargePoint, Inc.

David T. Young, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP

Michael J. Aiello, Weil, Gotshal & Manges LLP